                                                                       Exhibit 2

                                 AMENDMENT NO. 1

             Made and Entered into on the 31st day of December, 1998

                                 BY AND BETWEEN:

                              1. Cvalim - the Electric Wire and Cable Company of Israel Ltd.
                              2.   Dash Cable Industries (Israel) Ltd.
                                   ("the Seller")

                                       AND

                        Cables of Zion United Works Ltd.
                                ("the Purchaser")


WHEREAS the Parties entered in to an Asset Purchase Agreement dated October 2, 1998 (hereinafter: "the Agreement"); and

WHEREAS after the signature of the Agreement the Purchaser claimed that the Information (as defined below) provided to it prior to the signature of the Agreement was incorrect and accordingly Purchaser has been entitled to request a Purchase Price adjustment; and

WHEREAS the Seller rejected Purchaser's claims both on the factual and on the legal basis; and

WHEREAS the Parties entered into discussions, without derogating from their respective positions and without prejudice to their rights, and in order to resolve amicably their differences of opinion; and

WHEREAS without derogating from the claims and rights of each Party in the event the transaction contemplated in the Agreement is not closed for any reason, the Parties agree to adjust the Purchase Price as specified hereinafter;

Now, therefore the Parties hereby agree as follows:

1.   PREAMBLE

     The Preamble to this Amendment forms an integral part hereof.

2.   DEFINITIONS

     Unless otherwise provided herein all terms used herein shall have the meaning given thereto in the Agreement.

          multiplying the amount of the Purchase Price by the exchange rate published by the Bank of Israel in respect of the Closing Date and dividing the total sum by 4.20.

          On the Closing Date the payment of the Purchase Price shall be effected initially based upon the exchange rate last published by the Bank of Israel prior to the Closing Date and the Parties will reconcile any exchange rate differentials within 24 hours of the publication by the Bank of Israel of the exchange rate in respect of the Closing Date.

          The Purchaser shall have the option to pay the Purchase Price in U.S. Dollars by notifying the Seller of its intent to do until 11.00 a.m. on December 30, 1998. If the Purchaser elects to pay in U.S. Dollars, the amount due shall be the NIS amount stated above divided by 4.20.

     3.2 Without derogating in any way or manner from the force of all representations and warranties of the Seller as contained in the Agreement or the Schedules or Appendices thereto, the Purchaser waives any claim it has regarding the financial information provided to it prior to the signature of the Agreement and upon which Purchaser based its request for the Purchase Price Adjustment specifically certain data and assessments of Seller's Cable Business EBITDA ("Information"). Purchaser's waiver is given and received without admission by Seller that the Information was inaccurate, wrong or misleading in any manner. The Seller waives any claim it may have in connection with Purchaser's request to have the Purchase Price adjusted.

     3.3 The Parties also agree to amend Section 1.1.35 of the Agreement so the allocation of the Purchase Price, as adjusted, shall be as follows:


     Inventory -Cvalim and Dash         NIS        93,534,000

     Fixed Assets - Cvalim              NIS        81,690,000

     Fixed Assets - Dash                NIS         7,476,000

     Total                              NIS       182,700,000



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

4.   LONG TERM FINANCING

     4.1 For the purposes of this Section 4 the following terms shall have the meanings set forth below:

          "Long Term Financing"or "LTF"or "the Loan"- the total amount of the loan to be provided to IEC by the Seller under tenders No 616314, 596053 and 589635.

          "Seller's Portion of the Loan" - the principal amount borrowed by Purchaser from Bank Hapoalim Ltd. ("the Bank")that shall be equal to the total amount specified in the invoices submitted by Seller to the IEC for the orders supplied by Seller to the IEC under tender No 616314, 596053 and 589635 until the Closing Date calculated in U.S. Dollars according to the Exchange Rate on the Closing Date.

          "The Amount in Arrears" - the amount which is in arrears by IEC in the repayment to Purchaser of the LTF.

          "Seller's Portion of the Amount in Arrears"- the ratio between Seller's Portion of the Loan and the total amount of the LTF multiplied by the Amount in Arrears.

     4.2 The Purchaser agrees to provide the entire amount of the LTF to the IEC.

     4.3 In the event of a default by IEC in repaying the Loan, Seller will be responsible for repayment of Seller's Portion of the Amount in Arrears and accordingly, the Seller will provide the Bank, to its full satisfaction, with a security for the payment of Seller's Portion of the Amount in Arrears, which will be exercisable, in whole or in part, as the case may be, by the Bank if the Bank or Purchaser will fail in collecting the Amount in Arrears or any part thereof through legal proceedings and by any other mean available to it. The amount of Seller's security will include also the amount of interest payable to the Bank in respect of the Seller's Portion of the Amount in Arrears.

     4.4 Notwithstanding the provisions of Section 4.1 above, in the event that IEC will claim or assert that its failure in repaying the Loan was permitted by circumstance relating to the conduct of the Purchaser and if and when such claim or assertion will be accepted by a competent court or arbitrator, as the case may be, the security provided by the Seller under the provisions of Section 4.3 will be released to the Seller by the Bank and Seller shall cease to be responsible for the repayment of Seller's Portion of the Amount in Arrears


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

     4.5 On the date of the first draw down, the Seller will pay the Purchaser an amount of US$7,830 for each US$ million of Seller's Portion of the Loan in satisfaction of Seller's obligation to compensate Purchaser for its related finance cost and expenses, i.e., if such portion equals US$5mm Seller will pay purchaser US$39,150.

     4.6 Whereas the IEC gave its consent to the assignment of the agreements between Seller and IEC subject to the Seller remaining jointly and severally liable with Purchaser towards IEC for the provision of the LTF, the Parties hereby agree, without derogating from the Purchaser's obligation to provide the entire amount of the LTF as stated in
          Section 4.2 above and from the other provisions of this Section, as follows:

          (i) In the event IEC will request from Seller to provide thereto any part of the LTF ("the Amount") then Seller will convey to Purchaser immediately IEC's request and Purchaser will immediately provide to the IEC the Amount requested from the Seller pursuant to the terms of the finance agreement between Purchaser and IEC.

          (ii) In the event Purchaser has failed to provide the Amount to the loss IEC, Purchaser shall indemnify and hold Seller harmless from any damages, expenses or costs incurred by Seller as a result of IEC's claims for Seller's failure to provide the Amount, after purchaser shall have the opportunity to participate in and defend such claim.

          (iii) If Purchaser fails to provide the amount of the LTF requested from Seller as specified above, subject to the receipt of the consent of the Bank and the IEC, which the Purchaser will use its best efforts to obtain at its own cost, the Purchaser will make available upon Seller's request, all the securities the Purchaser was required to provide the Bank, if the Purchaser had provided the Amount requested by IEC from the Seller, in order to enable the Seller to lend the such amount to IEC and upon receipt of such securities, Seller shall assign to Purchaser by the way of security all of its rights under its agreement with IEC, including but not limited to any contractual rights, promissory notes or instruments of indebtedness issued by IEC ("the IEC Security") to the extent permissible by the Bank and IEC so Purchaser may enforce the IEC Security in the event the Bank enforces the securities provided by Purchaser to Seller and release Purchaser's securities back to Purchaser upon payment of the Amount to Seller.

          (iv) If the effective cost of the financing obtained by the Seller to provide the Amount requested therefrom by the IEC will be greater than the effective cost of the financing arranged that by the Purchaser has arranged on the date hereof within the Bank for the provision of the LTF to the IEC, Purchaser will immediately pay the difference to the Seller.

5.   ORDERS FOR EQUIPMENT

     The Purchasers acknowledges that Seller has recently ordered a packing machine at a price of DM 450,000 and has paid a downpayment equal to 10% therefor and has also ordered a data cable machine at a price of USD 400,000. The Purchasers acknowledge that they will be responsible to pay the purchase price due for both orders less the said downpayment.

6.   COMPENSATION FROM BOREALIS

     Purchaser agrees that the compensation in the amount of USD 160,000 that Borealis has agreed to pay Seller, shall be paid to Seller by Purchaser in increments equal to the discount received by Purchaser or value of goods supplied at no charge to Purchaser by Borealis under the agreement with Borealis attached hereto as Appendix 6 - up to a total of USD 160,000 - such increments to be paid on the 5th Business Day after the day the discounted payment is transferred to Borealis in the case of deliveries of discounted goods or in the cast of goods supplied at no charge to Purchaser by Borealis thirty (30) days after the end of the calendar month during which such goods were delivered to Purchaser.

7.   DUSSEK CAMPBELL RAW MATERIAL

     The raw material supplied to Seller by Dussek Campbell and which is subject of the claim of Seller against Dussek Campbell shall not be sold to the Purchaser and shall not be counted as part of the Inventory and if so requested by Seller will be returned by Purchaser to Seller or to Dussek Campbell at Seller's expense.

8.   CONSIGNMENT STOCK ABROAD

     It is agreed between the Parties that with respect to Seller's consignment stock abroad the following principles will apply:

     a) As to Seller's consignment stock in China - Seller will provide on the Closing Date a written confirmation by a recognized international accounting firm of the physical count conducted by representatives of the Seller; and

     b) As to Seller's consignment stock in England, Germany and France - representatives of Seller and Purchaser will conduct a physical count of the inventory toward the end of December 1998;

     and the parties will act in accordance with Section 4 of the Agreement.

9.   JOINT VENTURE AGREEMENT

     For the removal of doubt it is hereby stated that Purchaser shall not assume the agreement between Cvalim, Shanghai Light-wave Communication Industry Co., U.D.I. Ltd. Shanghai Telephone Development Company and Shanghai Zi-Jiang Group dated February 3, 1994 and any liabilities, duties and obligations of Cvalim thereunder shall be Retained Liabilities. It is agreed between the Parties that in the event that Cvalim will have to provide services under said agreement to Shanghai Cvalim Telecommunications Optical Fiber Cable Ltd, the Purchaser will provide such services subject to Seller's prior consent. Seller will reimburse Purchaser's costs incurred in rendering the services.

10.  BET SHE'AN LEASE

     The Parties agree to amend the typing error in Schedule 1.1.1.3 regarding the Bet She'an lease so that the rent stipulated therein will be $2.5 per sq. meter per month.

11.  IEC AGREEMENTS

     Whereas the IEC has notified the Parties that it shall confirm its consent to the assignment of the agreements between it and Seller after receipt to its full satisfaction of certain documentation, it is hereby agreed that for the purposes of meeting the conditions for the Closing, the Parties have already submitted to the IEC the documents provided in section 10 A of the IEC Assignment Agreement attached hereto as Appendix 10 (except for the Parties notice that the "sale has closed") and the Parties shall fully cooperate to receive the written confirmation of the IEC as soon as possible prior to the Closing Date that it had received, to its full satisfaction, all the documents required under the said section 10A (except for said notice), which written confirmation will be a condition precedent for the Closing, and shall provide in writing on the Closing Date or as soon as possible thereafter the IEC irrevocable approval for the assignment of the IEC orders as stipulated in the said Assignment Agreement, which assignment shall go into effect no later than 30 days after the Closing Date.

     The Parties will cooperate in providing on a timely manner the documents mentioned above which require their signature under the Assignment Agreement.

The parties acknowledge that the IEC assignment was one of the conditions precedent for Purchaser's obligations pursuant to the Purchase Agreement and the Amendment. The parties hereby agree to comply with the terms of the IEC assignment and to take all actions necessary to maintain the assignment in full force and effect.

     For the removal of doubt it is hereby agreed that notwithstanding the fact that the IEC operational assignment shall go into effect 30 days after the Closing, the provisions of the Agreement with respect to the respective rights and obligations of the Parties applicable prior to or as of the Closing Date shall prevail and accordingly, in the event that Seller will have to act on behalf of the Purchaser in certain IEC business matters until the assignment shall go into effect, the Purchaser shall reimburse Seller for all costs and expenses incurred by Seller in such instances.

     Seller will notify Purchaser in advance of each instance it will have to act on behalf of the Purchaser as aforesaid and will do so subject to Purchaser's prior consent.

12. ASSIGNMENT OF AGREEMENTS BETWEEN SELLER AND ADVANCED TECHNOLOGY LTD (AT) AND SAP AKTLENGESELBSCHAFT (SAP)

     12.1 As the Parties have not received until the date hereof the consents of AT and SAP for the assignments to the Purchaser of the Agreements signed between Seller and AT ("the AT Agreement") and between Seller and SAP ("the SAP License Agreement") on March 31, 1996 (collectively: "the SAP Agreements") it is agreed between the Parties that the Seller and Purchaser will use their best commercial efforts in order to obtain the consents of AT and SAP for such assignments until the Closing Date and that if the consents will not be obtained until such date the Parties will endeavor to obtain such consents as soon as possible thereafter.

            Subject to the provisions of this Section 12 below, Purchaser waives hereby the requirement that the SAP Agreements will be assigned to it prior to or on the Closing Date.

     12.2 In the event that the SAP Agreements will not be assigned to the Purchaser until the Closing Date, Seller will use its best commercial efforts to cause the assignment to COZ as soon as possible after the Closing Date. Purchaser recognizes that the assignment of the SAP License Agreement may take place after the Closing Date and accordingly, subject to the provisions of this
            Section 12 below, Purchaser waives hereby the requirement that the SAP License Agreement will be assigned to it prior to or on the Closing Date.

     12.3 In the event that AT will refuse for any reason to consent to the assignment of the AT Agreement , insofar as this is not considered to be breach of the agreement, the Purchaser will be entitled to continue the agreement in the name of Seller on the Purchaser's own account including all amounts payable under the AT Agreement. It is further agreed between the Parties that in the event Purchaser will request the Seller to initiate legal proceedings against AT with respect to the AT Agreement, the Seller will take the necessary steps as requested by the Purchaser provided that all related expenses, costs and any monetary consequences will be fully covered by the Purchaser including, notwithstanding anything to he contrary in the Agreement, expenses, costs or damages resulting from a claim or a counter claim submitted against Seller as a direct consequence of the steps initiated by it at the request of the

            Purchaser. The Purchaser shall be entitled to all proceeds payable to Seller in connection with such proceedings. Without derogating from Seller's obligation to indemnify Purchaser under the Agreement and this Amendment for third party claims, Purchaser acknowledges that it is fully aware of the fact that AT may argue that it is not obligated to implement the AT Agreement for reasons relating to Seller's conduct and performance and accordingly Purchaser waives hereby any right it may assert it has against Seller regarding this matter.

     12.4 In the event that SAP's consent will not be obtained for the assignment of the SAP License Agreement prior to or on the Closing Date, the Parties will endeavor to designate interim alternate forms of operation among themselves which will enable Purchaser to use the Software System (as defined in SAP License Agreement) for purposes relating to finance, management and accounting functional modules without infringement of the SAP License Agreement. In the circumstance dealt with in this Sub-Section the Purchaser shall refrain from using the segments of the Software System which relate to the production functional modules until such time as SAP's consent for the use of the Software System will be obtained.

     The Parties will use their best commercial efforts to obtain as soon as possible and no later than 180 days from the Closing Date ("the Interim Period") the consent of SAP for the Assignment of the SAP License Agreement to the Purchaser or for the novation of the agreement or for the signature of a new license agreement between SAP and the Purchaser.

     Seller will be responsible for the payment of the license fee which will be charged by SAP to the Purchaser for granting the Purchaser the right to use the Software System whether if granted directly to Purchaser or granted to it through an umbrella agreement to be entered into between Superior Telecom Inc. and any wholly owned subsidiaries thereof and SAP provided that Seller will not be obligated to pay in any such event an amount exceeding $300,000. Seller shall indemnify Purchaser and hold it harmless from damages or liabilities, cost and expenses incurred by Purchaser resulting from any claim or action submitted by AT or SAP against Purchaser with respect to the use of the Software System as aforesaid by or for the Purchaser until the end of the Interim Period or until the date Purchaser's received the license to use the Software System, whichever is the earlier, or with respect to such period/s of such usage by Purchaser.

     12.5 In the event that until the end of the Interim Period SAP will not consent to the assignment of the SAP License Agreement to the Purchaser or to its novation or to the signature of a new agreement or if Superior Telecom Inc. or any wholly owned subsidiaries thereof will not enter into an umbrella agreement with SAP as aforesaid until the end of the Interim Period, the Purchaser will make all necessary arrangements in order to replace the

            Software System by another software system. Seller will pay to Purchaser at the last day of the Interim Period an amount of $200,000 for license fees and all costs relating to a new software system license for the use of functional modules relating to finance, management and accounting. When Purchaser will install, or license a new software system license for production functional modules Seller will pay to Purchaser an additional amount of $400,000.

     12.6 Notwithstanding anything to the contrary in the Agreement, it is hereby agreed by the Parties that all obligations and responsibilities of Seller explicitly detailed in this Section 12 will exhaust all Seller's responsibilities and obligations towards Purchaser with respect to the subject matter dealt with in this Section.

13.  ASSIGNMENTS

     For the removal of doubt, the Parties hereby confirm that notwithstanding anything stated in the letters of assignment executed, or to be executed, with any third parties to any Contract, including without limitation IEC, Bezeq and LG, nothing stated in such letters shall derogate from the Parties' rights and obligations under the Agreement and to the extent they place upon a Party ("the First Party") any obligation or confer thereupon a right contrary to the terms of the Agreement, the other Party shall indemnify the First Party in respect of such obligation.

     It is further agreed between the Parties that in the event the Purchaser agreed in the assignment letters to undertake future new obligations as between it and the assignor which did not exist as such with respect to the Seller under the agreement which is the subject of the letter of assignment, will be the sole responsibility of the Purchaser notwithstanding anything to the contrary in the Agreement.

14.  CERTAIN ISSUES

     14.1 The Parties hereby agree that the Escrow Account referred to in Sections 4 and 5 of the Agreement and the Second Escrow Account referred to in Section 6 of the Agreement will not be opened and managed for purposes of the Agreement and accordingly the Parties will not sign any Escrow Agreement with the Escrow Agent. The Parties waive hereby the condition precedent included in Section
            10.1.8 of the Agreement.

      14.2  All payments due from one Party to the other under the provisions of
            Section 6 of the Agreement will be made directly between the Parties within 20 days from the Closing Date unless otherwise specifically provided in this Amendment.

      14.3  All payments due from one Party to the other under the provisions of
            Section 4 of the Agreement will be made directly between the Parties pursuant to said Section.

      14.3 For the removal of any doubt the Final Adjustment Statement will include provision for the CPI linkage under the definition of "Inventory Adjustment".

      14.4 Furthermore, the amounts transferred at the Closing as Redundency Payments pursuant to Schedule 9.5 shall be subject to verification by the parties CPAs within 20 days from Closing and any shortfall or surplus shall be paid or returned thereupon.

      14.5 Notwithstanding the provisions of the Agreement, the power of attorney which should be delivered to Purchaser to secure the change of name of Seller at the Closing, shall be delivered pursuant to APPENDIX 14a hereto.

      14.6 Notwithstanding section 3.4.2 of the Agreement, the parties hereby agree and undertake as follows:

            14.6.1 The parties shall collaborate with each other in order to obtain the consent of VAT Manager pursuant to Section 20 of the Value Added Tax Law-1975 ("VAT Law"), for the assumption by the Purchaser of the VAT liability resulting from the performance of the Agreement (the "Consent").

            14.6.2 In the event that the Consent is granted, the Sellers shall not be required to issue respective VAT invoices, nor shall the Purchaser be required to pay the Sellers any VAT amount. Instead, the Purchaser shall issue a VAT invoice addressed to the Purchaser and further shall report the transaction in its current periodic VAT report.

            14.6.3 In the event that the Consent is not obtained on or before January 14, 1999 or any later date approved by VAT Manager for issuance of the VAT invoices, the Sellers shall issue to the Purchaser the respective VAT invoices against the delivery of the VAT amount to the Seller.

            14.6.4 In order to secure payment of the VAT amount pursuant to the preceding Paragraph, the purchaser shall deposit with Zvi Ephrat, Adv. (the "Escrow Agent") a check in the VAT amount, and the parties will provide the Escrow agent with a letter of instructions in the form attached hereto as APPENDIX 14b.


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

            14.6.5   Without derogation to Seller's undertakings under Paragraph
                     9.5 of the Agreement, the parties shall collaborate in order to obtain the consent of the Income Tax Commissioner for the transfer of the provident funds, managers' insurance etc. to be tax free. The Parties shall sign and file with the Income Tax Commission any document required in that respect.

      14.7 It is acknowledged that Purchaser has provided IEC with performance guarantees in place of Seller for orders supplied by Seller to IEC in the amount equivalent to 10% of the Seller's Portion of the Loan (as defined in Section 4.1 above and Seller will indemnify Purchaser for any amount drawdown under the said guarantees and any cost and expense associated therewith. Seller has 30 days to cause Purchaser to receive a complete release from the issuing bank with respect to those guarantees that Purchaser shall not be liable to the bank for any amount in connection with said guarantees. Purchaser's obligation to replace Performance Guarantees pursuant to the Agreement is subject to satisfaction by Seller of the aforesaid.

      14.8 Purchaser is aware of the Development of Human Resources Scheme of the Ministry of Industry and Commerce ("the Ministry") under which Seller is entitled to receive a payment in an amount of approximately NIS 700,000 for expenses incurred by Seller during 1998, for the implementation of a program submitted by it to the Ministry. Purchaser will cooperate with Seller at sellers sole expense, in providing all necessary documentation needed for the receipt of the grant. Purchaser further agrees to provide the Ministry, simultaneously with the other necessary documents to be provided, a program for development of human resources identical to the draft program submitted by Seller to the Ministry for the year 1999 and will endeavor to fulfill the targets of the program. In the event that Purchaser will not carry out all or certain items of the program and as a consequence of which the Ministry will duly demand return of the payment received by Seller for 1998 or any part thereof Seller will be solely responsible to the return of the Ministry of the relevant amounts and will indemnify Purchaser on any related cost and expense.

15.  EMPLOYEES

     It is hereby agreed between the Parties that any settlement initiated by the Purchaser under the provisions of Section 11.3 of the Agreement with respect to an employee claim relating directly or indirectly to such employee's term of employment prior to the Closing Date and which could affect Seller's rights, shall be subject to the written consent of the Seller, which consent shall not be unreasonably withheld or delayed. Any dispute between the Parties concerning the subject matter dealt with in this Section shall be resolved as promptly as possible by a binding arbitration before a single arbitrator who will be selected by the Parties within 5 days of the receipt of a notice by a Party from the other Party of the existence of a dispute between the

     Parties. If the parties are unable to agree on the selection of such arbitrator the arbitrator will be selected by President of Israeli CPA. The arbitrator shall be requested to submit its decision/award as soon as possible and no later then within 30 days. The arbitrator shall be bound by substantive applicable law and shall state in writing the reasons for his award/decision.

16.  BOARD OF DIRECTOR APPROVALS

     The Parties represent that their respective boards of directors have approved the execution, delivery and consummation of the transactions contemplated under the Agreement at the reduced Purchase Price stipulated above.

17.  APPROVED ENTERPRISES

     Notwithstanding the provisions of section 11.10 of the Agreement the Purchaser waives any requirement to amend the Approved Plan regarding the factory in Maalot and the requirement to reduce the investment commitment in the Approved Plan for the factory in Carmiel. Without derogation from the aforesaid, for the removal of doubt, the issuance of approvals by the Investment Center with conditions contrary to Section 11.10 of the Agreement and their attachment to the Agreement, shall not derogate in any way from the provisions thereof.

18.  SPECIAL TRANSFER BONUS

     The Parties hereby agree that the employee's salary payment for the month of December 1998 will be paid by Seller no later than January 4, 1999 (the "Payment Date"). The net amount of the special transfer bonus referred to in Sections 3.4.3 and 11.6 of the Agreement will be paid by the Seller to the employees separately on the Payment Date by valid cheques of the Seller which will be deposited with the Purchaser on the Closing Date and which shall be deemed to be satisfaction of the condition precedent in this regard in the Agreement. The honoring of these cheques shall be fulfillment of Seller's obligation in this regard, subject to Seller's responsibility to make good any mistakes made in the amount of the special transfer bonus paid to any employee or any omissions in payments due to employees.

19. Except as expressly stated herein all other terms of the Agreement shall remain unchanged.


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

In Witness Whereof the Parties Have Set Their Hands Hereunto.


     /s/                                          /s/
---------------------------------------      -----------------------------------
Cvalim -- The Electric Wire and              Cables of Zion United Works Ltd.
  Cable Company of Israel Ltd.


     /s/
---------------------------------------
Dash Cable Industries (Israel) Ltd.